sats
one with you

07025378

RECEIVED

2007 JUL 19 P 1:02

12 July 2007

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Exemption No: 82-5117)

SUPPL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

BY COURIER

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 4 bound documents containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 13 April 2007 up to 15 June 2007, and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") from 3 April 2007 (ESOS 579) up to 27 June 2007 (ESOS 647).

Yours truly

PROCESSED
JUL 23 2007
THOMSON
FINANCIAL

Carol Au
Manager, Legal

7/20

encl

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
ESOS 647	
27 JUN 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
27 JUN 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
ESOS 646	
27 JUN 2007	Lodgment of Return of Allotment of Shares – 41,000 shares
27 JUN 2007	Lodgment of Return of Allotment of Shares – 4,800 shares
27 JUN 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
27 JUN 2007	Lodgment of Return of Allotment of Shares – 10,000 shares
27 JUN 2007	Lodgment of Return of Allotment of Shares – 52,600 shares
ESOS 645	
26 JUN 2007	Lodgment of Return of Allotment of Shares – 22,000 shares
26 JUN 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
26 JUN 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
26 JUN 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
26 JUN 2007	Lodgment of Return of Allotment of Shares – 11,000 shares
26 JUN 2007	Lodgment of Return of Allotment of Shares – 24,000 shares
ESOS 644	
25 JUN 2007	Lodgment of Return of Allotment of Shares – 14,300 shares
25 JUN 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
25 JUN 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
25 JUN 2007	Lodgment of Return of Allotment of Shares – 18,100 shares
25 JUN 2007	Lodgment of Return of Allotment of Shares – 18,200 shares

ESOS 643

22 JUN 2007	Lodgment of Return of Allotment of Shares –	20,400 shares
22 JUN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
22 JUN 2007	Lodgment of Return of Allotment of Shares –	26,200 shares

ESOS 642

21 JUN 2007	Lodgment of Return of Allotment of Shares –	3,900 shares
21 JUN 2007	Lodgment of Return of Allotment of Shares –	28,200 shares
21 JUN 2007	Lodgment of Return of Allotment of Shares –	6,500 shares
21 JUN 2007	Lodgment of Return of Allotment of Shares –	41,200 shares

ESOS 641

18 JUN 2007	Lodgment of Return of Allotment of Shares –	3,150 shares
18 JUN 2007	Lodgment of Return of Allotment of Shares –	22,600 shares
18 JUN 2007	Lodgment of Return of Allotment of Shares –	6,100 shares
18 JUN 2007	Lodgment of Return of Allotment of Shares –	3,600 shares
18 JUN 2007	Lodgment of Return of Allotment of Shares –	100 shares
18 JUN 2007	Lodgment of Return of Allotment of Shares –	11,800 shares
18 JUN 2007	Lodgment of Return of Allotment of Shares –	23,000 shares

ESOS 640

15 JUN 2007	Lodgment of Return of Allotment of Shares –	16,900 shares
15 JUN 2007	Lodgment of Return of Allotment of Shares –	6,500 shares
15 JUN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
15 JUN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
15 JUN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
15 JUN 2007	Lodgment of Return of Allotment of Shares –	22,100 shares

ESOS 639

14 JUN 2007	Lodgment of Return of Allotment of Shares –	10,400 shares
14 JUN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
14 JUN 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
14 JUN 2007	Lodgment of Return of Allotment of Shares –	18,200 shares

ESOS 638

13 JUN 2007	Lodgment of Return of Allotment of Shares –	24,700 shares
13 JUN 2007	Lodgment of Return of Allotment of Shares –	3,900 shares
13 JUN 2007	Lodgment of Return of Allotment of Shares –	3,200 shares
13 JUN 2007	Lodgment of Return of Allotment of Shares –	26,600 shares

ESOS 637

11 JUN 2007	Lodgment of Return of Allotment of Shares –	25,300 shares
11 JUN 2007	Lodgment of Return of Allotment of Shares –	7,100 shares
11 JUN 2007	Lodgment of Return of Allotment of Shares –	4,200 shares
11 JUN 2007	Lodgment of Return of Allotment of Shares –	5,800 shares
11 JUN 2007	Lodgment of Return of Allotment of Shares –	11,000 shares
11 JUN 2007	Lodgment of Return of Allotment of Shares –	41,500 shares

ESOS 636

11 JUN 2007	Lodgment of Return of Allotment of Shares –	25,300 shares
11 JUN 2007	Lodgment of Return of Allotment of Shares –	12,600 shares
11 JUN 2007	Lodgment of Return of Allotment of Shares –	7,400 shares
11 JUN 2007	Lodgment of Return of Allotment of Shares –	21,400 shares

ESOS 635

08 JUN 2007	Lodgment of Return of Allotment of Shares –	15,200 shares
08 JUN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
08 JUN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
08 JUN 2007	Lodgment of Return of Allotment of Shares –	29,400 shares

ESOS 634

08 JUN 2007	Lodgment of Return of Allotment of Shares –	28,600 shares
08 JUN 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
08 JUN 2007	Lodgment of Return of Allotment of Shares –	9,100 shares
08 JUN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
08 JUN 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
08 JUN 2007	Lodgment of Return of Allotment of Shares –	26,000 shares

ESOS 633

05 JUN 2007	Lodgment of Return of Allotment of Shares –	18,800 shares
05 JUN 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
05 JUN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
05 JUN 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
05 JUN 2007	Lodgment of Return of Allotment of Shares –	18,200 shares

ESOS 632

05 JUN 2007	Lodgment of Return of Allotment of Shares –	44,800 shares
05 JUN 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
05 JUN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
05JUN 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
05 JUN 2007	Lodgment of Return of Allotment of Shares –	37,000 shares

ESOS 631

30 MAY 2007	Lodgment of Return of Allotment of Shares –	55,800 shares
30 MAY 2007	Lodgment of Return of Allotment of Shares –	8,400 shares
30 MAY 2007	Lodgment of Return of Allotment of Shares –	50,000 shares
30 MAY 2007	Lodgment of Return of Allotment of Shares –	9,200 shares
30 MAY 2007	Lodgment of Return of Allotment of Shares –	63,600 shares

ESOS 630

30 MAY 2007	Lodgment of Return of Allotment of Shares –	19,400 shares
30 MAY 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
30 MAY 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
30 MAY 2007	Lodgment of Return of Allotment of Shares –	5,300 shares
30 MAY 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
30 MAY 2007	Lodgment of Return of Allotment of Shares –	35,000 shares

ESOS 629

25 MAY 2007	Lodgment of Return of Allotment of Shares –	26,600 shares
25 MAY 2007	Lodgment of Return of Allotment of Shares –	2,700 shares
25 MAY 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
25 MAY 2007	Lodgment of Return of Allotment of Shares –	2,800 shares
25 MAY 2007	Lodgment of Return of Allotment of Shares –	13,000 shares

ESOS 628

25 MAY 2007	Lodgment of Return of Allotment of Shares –	59,700 shares
25 MAY 2007	Lodgment of Return of Allotment of Shares –	13,000 shares
25 MAY 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
25 MAY 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
25 MAY 2007	Lodgment of Return of Allotment of Shares –	15,600 shares
25 MAY 2007	Lodgment of Return of Allotment of Shares –	51,300 shares

ESOS 627

25 MAY 2007	Lodgment of Return of Allotment of Shares –	50,000 shares
25 MAY 2007	Lodgment of Return of Allotment of Shares –	13,000 shares
25 MAY 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
25 MAY 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
25 MAY 2007	Lodgment of Return of Allotment of Shares –	14,300 shares
25 MAY 2007	Lodgment of Return of Allotment of Shares –	46,800 shares

ESOS 626

23 MAY 2007	Lodgment of Return of Allotment of Shares –	44,800 shares
23 MAY 2007	Lodgment of Return of Allotment of Shares –	16,200 shares
23 MAY 2007	Lodgment of Return of Allotment of Shares –	10,400 shares
23 MAY 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
23 MAY 2007	Lodgment of Return of Allotment of Shares –	16,200 shares
23 MAY 2007	Lodgment of Return of Allotment of Shares –	63,000 shares

ESOS 625

22 MAY 2007	Lodgment of Return of Allotment of Shares –	18,200 shares
22 MAY 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
22 MAY 2007	Lodgment of Return of Allotment of Shares –	12,900 shares
22 MAY 2007	Lodgment of Return of Allotment of Shares –	31,200 shares

ESOS 624

22 MAY 2007	Lodgment of Return of Allotment of Shares –	25,700 shares
22 MAY 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
22 MAY 2007	Lodgment of Return of Allotment of Shares –	63,600 shares
22 MAY 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
22 MAY 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
21 MAY 2007	Lodgment of Return of Allotment of Shares –	33,700 shares

ESOS 623

21 MAY 2007	Lodgment of Return of Allotment of Shares –	63,300 shares
21 MAY 2007	Lodgment of Return of Allotment of Shares –	10,400 shares
21 MAY 2007	Lodgment of Return of Allotment of Shares –	11,700 shares
21 MAY 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
21 MAY 2007	Lodgment of Return of Allotment of Shares –	12,300 shares
21 MAY 2007	Lodgment of Return of Allotment of Shares –	72,100 shares

ESOS 622

18 MAY 2007	Lodgment of Return of Allotment of Shares – 10,400 shares
18 MAY 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
18 MAY 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
18 MAY 2007	Lodgment of Return of Allotment of Shares – 18,200 shares

ESOS 621

18 MAY 2007	Lodgment of Return of Allotment of Shares – 20,100 shares
18 MAY 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
18 MAY 2007	Lodgment of Return of Allotment of Shares – 28,600 shares

ESOS 620

15 MAY 2007	Lodgment of Return of Allotment of Shares – 18,800 shares
15 MAY 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
15 MAY 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
15 MAY 2007	Lodgment of Return of Allotment of Shares – 18,800 shares

ESOS 619

15 MAY 2007	Lodgment of Return of Allotment of Shares – 20,000 shares
15 MAY 2007	Lodgment of Return of Allotment of Shares – 19,500 shares

ESOS 618

14 MAY 2007	Lodgment of Return of Allotment of Shares – 13,000 shares
14 MAY 2007	Lodgment of Return of Allotment of Shares – 4,800 shares
14 MAY 2007	Lodgment of Return of Allotment of Shares – 4,800 shares
14 MAY 2007	Lodgment of Return of Allotment of Shares – 7,400 shares
14 MAY 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
14 MAY 2007	Lodgment of Return of Allotment of Shares – 23,400 shares

ESOS 617

14 MAY 2007	Lodgment of Return of Allotment of Shares – 28,600 shares
14 MAY 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
14 MAY 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
14 MAY 2007	Lodgment of Return of Allotment of Shares – 6,500 shares
14 MAY 2007	Lodgment of Return of Allotment of Shares – 31,200 shares

ESOS 616

11 MAY 2007	Lodgment of Return of Allotment of Shares – 34,000 shares
11 MAY 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
11 MAY 2007	Lodgment of Return of Allotment of Shares – 34,400 shares

ESOS 615

10 MAY 2007	Lodgment of Return of Allotment of Shares – 40,200 shares
10 MAY 2007	Lodgment of Return of Allotment of Shares – 9,000 shares
10 MAY 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
10 MAY 2007	Lodgment of Return of Allotment of Shares – 1,300 shares
10 MAY 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
10 MAY 2007	Lodgment of Return of Allotment of Shares – 52,600 shares

ESOS 614

08 MAY 2007	Lodgment of Return of Allotment of Shares – 24,600 shares
08 MAY 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
08 MAY 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
08 MAY 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
08 MAY 2007	Lodgment of Return of Allotment of Shares – 23,300 shares

ESOS 613

07 MAY 2007	Lodgment of Return of Allotment of Shares – 3,150 shares
07 MAY 2007	Lodgment of Return of Allotment of Shares – 68,750 shares
07 MAY 2007	Lodgment of Return of Allotment of Shares – 12,450 shares
07 MAY 2007	Lodgment of Return of Allotment of Shares – 15,750 shares

07 MAY 2007	Lodgment of Return of Allotment of Shares – 15,400 shares
07 MAY 2007	Lodgment of Return of Allotment of Shares – 69,700 shares

ESOS 612

04 MAY 2007	Lodgment of Return of Allotment of Shares – 46,000 shares
04 MAY 2007	Lodgment of Return of Allotment of Shares – 2,900 shares
04 MAY 2007	Lodgment of Return of Allotment of Shares – 10,400 shares
04 MAY 2007	Lodgment of Return of Allotment of Shares – 55,000 shares

ESOS 611

04 MAY 2007	Lodgment of Return of Allotment of Shares – 42,200 shares
04 MAY 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
04 MAY 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
04 MAY 2007	Lodgment of Return of Allotment of Shares – 3,900 shares
04 MAY 2007	Lodgment of Return of Allotment of Shares – 18,200 shares
04 MAY 2007	Lodgment of Return of Allotment of Shares – 42,200 shares

ESOS 610

30 APR 2007	Lodgment of Return of Allotment of Shares – 80,400 shares
30 APR 2007	Lodgment of Return of Allotment of Shares – 21,500 shares
30 APR 2007	Lodgment of Return of Allotment of Shares – 15,300 shares
30 APR 2007	Lodgment of Return of Allotment of Shares – 3,250 shares
30 APR 2007	Lodgment of Return of Allotment of Shares – 10,700 shares
30 APR 2007	Lodgment of Return of Allotment of Shares – 71,400 shares

ESOS 609

30 APR 2007	Lodgment of Return of Allotment of Shares – 21,400 shares
30 APR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
30 APR 2007	Lodgment of Return of Allotment of Shares – 11,000 shares
30 APR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
30 APR 2007	Lodgment of Return of Allotment of Shares – 5,800 shares

30 APR 2007	Lodgment of Return of Allotment of Shares –	29,200 shares

ESOS 608

27 APR 2007	Lodgment of Return of Allotment of Shares –	13,600 shares
27 APR 2007	Lodgment of Return of Allotment of Shares –	3,200 shares
27 APR 2007	Lodgment of Return of Allotment of Shares –	3,200 shares
27 APR 2007	Lodgment of Return of Allotment of Shares –	200 shares
27 APR 2007	Lodgment of Return of Allotment of Shares –	3,200 shares
27 APR 2007	Lodgment of Return of Allotment of Shares –	11,000 shares

ESOS 607

27 APR 2007	Lodgment of Return of Allotment of Shares –	54,700 shares
27 APR 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
27 APR 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
27 APR 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
27 APR 2007	Lodgment of Return of Allotment of Shares –	15,600 shares
27 APR 2007	Lodgment of Return of Allotment of Shares –	56,700 shares

ESOS 606

27 APR 2007	Lodgment of Return of Allotment of Shares –	46,600 shares
27 APR 2007	Lodgment of Return of Allotment of Shares –	8,400 shares
27 APR 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
27 APR 2007	Lodgment of Return of Allotment of Shares –	10,400 shares
27 APR 2007	Lodgment of Return of Allotment of Shares –	38,200 shares

ESOS 605

24 APR 2007	Lodgment of Return of Allotment of Shares –	68,800 shares
24 APR 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
24 APR 2007	Lodgment of Return of Allotment of Shares –	10,400 shares
24 APR 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
24 APR 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
24 APR 2007	Lodgment of Return of Allotment of Shares –	61,000 shares

ESOS 604

24 APR 2007	Lodgment of Return of Allotment of Shares –	48,000 shares
24 APR 2007	Lodgment of Return of Allotment of Shares –	8,000 shares
24 APR 2007	Lodgment of Return of Allotment of Shares –	37,000 shares

ESOS 603

20 APR 2007	Lodgment of Return of Allotment of Shares –	56,200 shares
20 APR 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
20 APR 2007	Lodgment of Return of Allotment of Shares –	13,700 shares
20 APR 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
20 APR 2007	Lodgment of Return of Allotment of Shares –	13,000 shares
20 APR 2007	Lodgment of Return of Allotment of Shares –	63,600 shares

ESOS 602

20 APR 2007	Lodgment of Return of Allotment of Shares –	104,000 shares
20 APR 2007	Lodgment of Return of Allotment of Shares –	19,400 shares
20 APR 2007	Lodgment of Return of Allotment of Shares –	101,400 shares

ESOS 601

20 APR 2007	Lodgment of Return of Allotment of Shares –	104,000 shares
20 APR 2007	Lodgment of Return of Allotment of Shares –	104,000 shares

ESOS 600

20 APR 2007	Lodgment of Return of Allotment of Shares –	3,150 shares
20 APR 2007	Lodgment of Return of Allotment of Shares –	85,800 shares
20 APR 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
20 APR 2007	Lodgment of Return of Allotment of Shares –	8,900 shares
20 APR 2007	Lodgment of Return of Allotment of Shares –	45,400 shares
20 APR 2007	Lodgment of Return of Allotment of Shares –	62,700 shares

ESOS 599

19 APR 2007	Lodgment of Return of Allotment of Shares – 95,900 shares
19 APR 2007	Lodgment of Return of Allotment of Shares – 91,300 shares

ESOS 598

19 APR 2007	Lodgment of Return of Allotment of Shares – 101,400 shares
19 APR 2007	Lodgment of Return of Allotment of Shares – 18,400 shares
19 APR 2007	Lodgment of Return of Allotment of Shares – 12,600 shares
19 APR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
19 APR 2007	Lodgment of Return of Allotment of Shares – 48,200 shares
19 APR 2007	Lodgment of Return of Allotment of Shares – 106,200 shares

ESOS 597

18 APR 2007	Lodgment of Return of Allotment of Shares – 71,400 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 8,400 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 16,200 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 76,600 shares

ESOS 596

18 APR 2007	Lodgment of Return of Allotment of Shares – 91,600 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 9,200 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 5,500 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 100 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 36,200 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 78,800 shares

ESOS 595

18 APR 2007	Lodgment of Return of Allotment of Shares – 70,200 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 67,600 shares

ESOS 594

18 APR 2007	Lodgment of Return of Allotment of Shares – 70,200 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 17,400 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 20,800 shares
18 APR 2007	Lodgment of Return of Allotment of Shares – 57,000 shares

ESOS 593

17 APR 2007	Lodgment of Return of Allotment of Shares – 119,600 shares
17 APR 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
17 APR 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
17 APR 2007	Lodgment of Return of Allotment of Shares – 124,800 shares

ESOS 592

17 APR 2007	Lodgment of Return of Allotment of Shares – 52,700 shares
17 APR 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
17 APR 2007	Lodgment of Return of Allotment of Shares – 33,400 shares
17 APR 2007	Lodgment of Return of Allotment of Shares – 75,400 shares

ESOS 591

16 APR 2007	Lodgment of Return of Allotment of Shares – 94,000 shares
16 APR 2007	Lodgment of Return of Allotment of Shares – 18,200 shares
16 APR 2007	Lodgment of Return of Allotment of Shares – 10,400 shares
16 APR 2007	Lodgment of Return of Allotment of Shares – 20,000 shares
16 APR 2007	Lodgment of Return of Allotment of Shares – 114,200 shares

ESOS 590

16 APR 2007	Lodgment of Return of Allotment of Shares – 25,600 shares
16 APR 2007	Lodgment of Return of Allotment of Shares – 3,400 shares
16 APR 2007	Lodgment of Return of Allotment of Shares – 9,200 shares
16 APR 2007	Lodgment of Return of Allotment of Shares – 31,200 shares

ESOS 589

16 APR 2007	Lodgment of Return of Allotment of Shares – 113,700 shares
16 APR 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
16 APR 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
16 APR 2007	Lodgment of Return of Allotment of Shares – 13,000 shares
16 APR 2007	Lodgment of Return of Allotment of Shares – 23,400 shares
16 APR 2007	Lodgment of Return of Allotment of Shares – 98,800 shares

ESOS 588

11 APR 2007	Lodgment of Return of Allotment of Shares – 26,600 shares
11 APR 2007	Lodgment of Return of Allotment of Shares – 100 shares
11 APR 2007	Lodgment of Return of Allotment of Shares – 2,800 shares
11 APR 2007	Lodgment of Return of Allotment of Shares – 28,600 shares

ESOS 587

11 APR 2007	Lodgment of Return of Allotment of Shares – 100,600 shares
11 APR 2007	Lodgment of Return of Allotment of Shares – 13,600 shares
11 APR 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
11 APR 2007	Lodgment of Return of Allotment of Shares – 7,900 shares
11 APR 2007	Lodgment of Return of Allotment of Shares – 10,400 shares
11 APR 2007	Lodgment of Return of Allotment of Shares – 96,800 shares

ESOS 586

11 APR 2007	Lodgment of Return of Allotment of Shares – 95,800 shares
11 APR 2007	Lodgment of Return of Allotment of Shares – 13,000 shares
11 APR 2007	Lodgment of Return of Allotment of Shares – 15,600 shares
11 APR 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
11 APR 2007	Lodgment of Return of Allotment of Shares – 18,100 shares
11 APR 2007	Lodgment of Return of Allotment of Shares – 89,200 shares

ESOS 585		
05 APR 2007	Lodgment of Return of Allotment of Shares –	31,800 shares
05 APR 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
05 APR 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
05 APR 2007	Lodgment of Return of Allotment of Shares –	39,000 shares
ESOS 584		
04 APR 2007	Lodgment of Return of Allotment of Shares –	14,200 shares
04 APR 2007	Lodgment of Return of Allotment of Shares –	100 shares
04 APR 2007	Lodgment of Return of Allotment of Shares –	2,700 shares
04 APR 2007	Lodgment of Return of Allotment of Shares –	13,000 shares
space		
ESOS583		X
04 APR 2007	Lodgment of Return of Allotment of Shares –	55,800 shares
04 APR 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
04 APR 2007	Lodgment of Return of Allotment of Shares –	7,900 shares
04 APR 2007	Lodgment of Return of Allotment of Shares –	200 shares
04 APR 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
04 APR 2007	Lodgment of Return of Allotment of Shares –	45,400 shares
ESOS 582		
03 APR 2007	Lodgment of Return of Allotment of Shares –	49,400 shares
03 APR 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
03 APR 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
03 APR 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
03 APR 2007	Lodgment of Return of Allotment of Shares –	46,800 shares
ESOS 581		
03 APR 2007	Lodgment of Return of Allotment of Shares –	18,800 shares
03 APR 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
03 APR 2007	Lodgment of Return of Allotment of Shares –	10,400 shares

ESOS 580

03 APR 2007	Lodgment of Return of Allotment of Shares –	100,000 shares
03 APR 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
03 APR 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
03 APR 2007	Lodgment of Return of Allotment of Shares –	10,400 shares
03 APR 2007	Lodgment of Return of Allotment of Shares –	76,600 shares

ESOS 579

03 APR 2007	Lodgment of Return of Allotment of Shares –	52,000 shares
03 APR 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
03 APR 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
03 APR 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
03 APR 2007	Lodgment of Return of Allotment of Shares –	13,000 shares
03 APR 2007	Lodgment of Return of Allotment of Shares –	46,800 shares

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002364634A

Date/Time : 27/06/2007 15:23

Transaction No : C070304364

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 935.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	25/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069391370**	**0**	**0**
Amount of Issued Share Capital :	**223261857.65**	**0**	**0**
Amount of Paid-up Share Capital :	**223261857.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002364609A	Date/Time : 27/06/2007 15:19
Transaction No	: C070304331	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 945.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	41000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	25/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069386170**	**0**	**0**
Amount of Issued Share Capital :	**223250703.65**	**0**	**0**
Amount of Paid-up Share Capital :	**223250703.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002364564A
Transaction No	: C070304282
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 27/06/2007 15:13

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 965.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069388770**	**0**	**0**
Amount of Issued Share Capital :	**223256423.65**	**0**	**0**
Amount of Paid-up Share Capital :	**223256423.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	25/06/2007		

Save | Delete | Reset | Back

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002364585A

Date/Time : 27/06/2007 15:16

Transaction No : C070304303

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 955.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	25/06/2007		

Save Delete Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069345170**	**0**	**0**
Amount of Issued Share Capital :	**223165013.65**	**0**	**0**
Amount of Paid-up Share Capital :	**223165013.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002364551A	Date/Time : 27/06/2007 15:10
Transaction No	: C070304260	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 975.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	25/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069340370**	**0**	**0**
Amount of Issued Share Capital :	**223157957.65**	**0**	**0**
Amount of Paid-up Share Capital :	**223157957.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002364532A

Date/Time : 27/06/2007 15:07

Transaction No : C070304233

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 985.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	25/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069337770**	**0**	**0**
Amount of Issued Share Capital :	**223154733.65**	**0**	**0**
Amount of Paid-up Share Capital :	**223154733.65**	**0**	**0**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069242770**	**0**	**0**
Amount of Issued Share Capital :	**222960005.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222960005.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002359701A

Date/Time : 26/06/2007 09:51

Transaction No : C070298552

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,055.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	24000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	22/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069231770**	**0**	**0**
Amount of Issued Share Capital :	**222940205.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222940205.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002357037A	Date/Time : 25/06/2007 11:07
Transaction No	: C070295650	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,090.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002364505A

Date/Time : 27/06/2007 15:04

Transaction No : C070304201

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 995.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	52600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	25/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069327770**	**0**	**0**
Amount of Issued Share Capital :	**223136733.65**	**0**	**0**
Amount of Paid-up Share Capital :	**223136733.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002359824A
Transaction No	: C070298670
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 26/06/2007 10:12

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,005.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than_cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	22/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069275170**	**0**	**0**
Amount of Issued Share Capital :	**223021013.65**	**0**	**0**
Amount of Paid-up Share Capital :	**223021013.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002359794A

Date/Time : 26/06/2007 10:07

Transaction No : C070298643

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,015.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	22/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE, DOLLARS (SGD)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069253170**	**0**	**0**
Amount of Issued Share Capital :	**222975033.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222975033.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002359776A

Date/Time : 26/06/2007 10:03

Transaction No : C070298624

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,025.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	22/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069247970**	**0**	**0**
Amount of Issued Share Capital :	**222967389.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222967389.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002359758A	Date/Time : 26/06/2007 10:00
Transaction No	: C070298603	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,035.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	22/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069245370**	**0**	**0**
Amount of Issued Share Capital :	**222963229.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222963229.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002359733A

Date/Time : 26/06/2007 09:56

Transaction No : C070298580

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,045.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	22/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	20/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069167570**	**0**	**0**
Amount of Issued Share Capital :	**222812796.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222812796.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002353745A

Date/Time : 22/06/2007 09:20

Transaction No : C070291568

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,160.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	19/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069149370**	**0**	**0**
Amount of Issued Share Capital :	**222772756.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222772756.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002353739A

Date/Time : 22/06/2007 09:18

Transaction No : C070291562

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,170.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	19/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069128970**	**0**	**0**
Amount of Issued Share Capital :	**222730120.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222730120.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002353731A	Date/Time : 22/06/2007 09:15
Transaction No	: C070291555	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,180.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	20/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069207770**	**0**	**0**
Amount of Issued Share Capital :	**222887405.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222887405.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002357023A	Date/Time : 25/06/2007 11:04
Transaction No	: C070295634	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,100.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	20/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069193470**	**0**	**0**
Amount of Issued Share Capital :	**222857518.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222857518.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002357008A

Date/Time : 25/06/2007 11:01

Transaction No : C070295618

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,110.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	20/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069190870**	**0**	**0**
Amount of Issued Share Capital :	**222853696.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222853696.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002356989A

Date/Time : 25/06/2007 10:58

Transaction No : C070295604

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,120.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE, DOLLARS (SGD)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	20/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE, DOLLARS (SGD)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069185670**	**0**	**0**
Amount of Issued Share Capital :	**222845376.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222845376.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002356969A

Date/Time : 25/06/2007 10:54

Transaction No : C070295587

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,130.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069096270**	**0**	**0**
Amount of Issued Share Capital :	**222659805.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222659805.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002351103A

Date/Time : 21/06/2007 08:54

Transaction No : C070288615

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,210.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than_cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	18/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069068070**	**0**	**0**
Amount of Issued Share Capital :	**222600867.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222600867.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002351100A

Date/Time : 21/06/2007 08:52

Transaction No : C070288610

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,220.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	41200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	18/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069061570**	**0**	**0**
Amount of Issued Share Capital :	**222590467.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222590467.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002344937A
Transaction No	: C070281598
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 18/06/2007 14:33

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,290.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	19/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069126370**	**0**	**0**
Amount of Issued Share Capital :	**222726298.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222726298.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002351114A	Date/Time : 21/06/2007 09:00	
Transaction No	: C070288627		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,190.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.27		
unpaid :	0		
Date of Allotment:	18/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069100170**	**0**	**0**
Amount of Issued Share Capital :	**222668658.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222668658.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002351113A	Date/Time : 21/06/2007 08:58
Transaction No	: C070288625	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,200.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	28200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	18/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3150		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.27		
unpaid :	0		
Date of Allotment:	14/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069020370**	**0**	**0**
Amount of Issued Share Capital :	**222499827.65**	**0**	**0**
Amount of Paid-up Share Capital :	**222499827.65**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002344924A

Date/Time : 18/06/2007 14:30

Transaction No : C070281587

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,300.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	14/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1069017220**	**0**	**0**
Amount of Issued Share Capital :	**222492677.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222492677.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002344897A	Date/Time : 18/06/2007 14:22
Transaction No	: C070281557	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,310.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	14/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068984820**	**0**	**0**
Amount of Issued Share Capital :	**222430592.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222430592.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002344860A	Date/Time : 18/06/2007 14:12
Transaction No	: C070281518	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,350.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	14/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068973020**	**0**	**0**
Amount of Issued Share Capital :	**222409352.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222409352.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002341307A

Date/Time : 15/06/2007 10:26

Transaction No : C070277374

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,400.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	14/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068984920**	**0**	**0**
Amount of Issued Share Capital :	**222430716.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222430716.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002344869A

Date/Time : 18/06/2007 14:15

Transaction No : C070281526

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,340.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	14/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068994620**	**0**	**0**
Amount of Issued Share Capital :	**222445443.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222445443.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002344887A
Transaction No	: C070281549
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 18/06/2007 14:20

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,320.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	14/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068988520**	**0**	**0**
Amount of Issued Share Capital :	**222436476.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222436476.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002344883A	Date/Time : 18/06/2007 14:17
Transaction No	: C070281546	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,330.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	13/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068926620**	**0**	**0**
Amount of Issued Share Capital :	**222313876.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222313876.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002341271A
Transaction No	: C070277328
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 15/06/2007 10:18

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,430.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	13/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068924020**	**0**	**0**
Amount of Issued Share Capital :	**222309716.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222309716.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002341258A

Date/Time : 15/06/2007 10:16

Transaction No : C070277314

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,440.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	13/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068950020**	**0**	**0**
Amount of Issued Share Capital :	**222358752.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222358752.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002341297A

Date/Time : 15/06/2007 10:23

Transaction No : C070277363

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,410.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	13/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068933120**	**0**	**0**
Amount of Issued Share Capital :	**222323431.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222323431.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002341283A

Date/Time : 15/06/2007 10:21

Transaction No : C070277347

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,420.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	12/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068883720**	**0**	**0**
Amount of Issued Share Capital :	**222227296.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222227296.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002339009A
Transaction No	: C070274738
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 14/06/2007 10:48

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,490.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	12/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068886320**	**0**	**0**
Amount of Issued Share Capital :	**222231456.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222231456.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002339025A
Transaction No	: C070274758
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 14/06/2007 10:51

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,480.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than_cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	13/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068921420**	**0**	**0**
Amount of Issued Share Capital :	**222306492.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222306492.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002341245A

Date/Time : 15/06/2007 10:14

Transaction No : C070277297

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,450.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	22100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	13/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068918820**	**0**	**0**
Amount of Issued Share Capital :	**222301812.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222301812.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002339053A	Date/Time : 14/06/2007 10:57
Transaction No	: C070274790	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,460.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than_cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	12/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068896720**	**0**	**0**
Amount of Issued Share Capital :	**222253192.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222253192.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002339039A
Transaction No	: C070274772
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 14/06/2007 10:54

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,470.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	18/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067710920**	**0**	**0**
Amount of Issued Share Capital :	**219878291.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219878291.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002302455A

Date/Time : 23/05/2007 10:10

Transaction No : C070232087

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,160.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	18/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067727120**	**0**	**0**
Amount of Issued Share Capital :	**219902105.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219902105.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002302469A

Date/Time : 23/05/2007 10:12

Transaction No : C070232101

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,150.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	44800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	18/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067771920**	**0**	**0**
Amount of Issued Share Capital :	**219995737.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219995737.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002302484A

Transaction No : C070232114

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 23/05/2007 10:15

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,140.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	46800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	21/05/2007		

Save | Delete | Reset | Back

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067818720**	**0**	**0**
Amount of Issued Share Capital :	**220098697.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220098697.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002302496A

Date/Time : 23/05/2007 10:17

Transaction No : C070232124

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,130.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	21/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067833020**	**0**	**0**
Amount of Issued Share Capital :	**220124437.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220124437.15**	**0**	**0**

biz FILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 25/05/2007 09:57

Print

Receipt No	: ACR0000002306841A
Transaction No	: C070236994
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,120.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	21/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067835620**	**0**	**0**
Amount of Issued Share Capital :	**220127661.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220127661.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002306854A

Transaction No : C070237005

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 25/05/2007 10:00

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount In Deposit Account : $ 2,110.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	21/05/2007		

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067843420**	**0**	**0**
Amount of Issued Share Capital :	**220140141.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220140141.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 25/05/2007 10:02

Print

Receipt No : ACR0000002306867A
Transaction No : C070237019
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,100.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	50000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	21/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067906420**	**0**	**0**
Amount of Issued Share Capital :	**220263751.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220263751.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002306892A

Date/Time : 25/05/2007 10:07

Transaction No : C070237045

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,080.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	21/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067856420**	**0**	**0**
Amount of Issued Share Capital :	**220159251.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220159251.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002306877A

Date/Time : 25/05/2007 10:04

Transaction No : C070237029

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,090.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002306903A

Date/Time : 25/05/2007 10:09

Transaction No : C070237054

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,070.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	51300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	22/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067957720**	**0**	**0**
Amount of Issued Share Capital :	**220376611.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220376611.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 25/05/2007 10:46

Print

Receipt No : ACR0000002307094A
Transaction No : C070237220
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,060.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	22/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067973320**	**0**	**0**
Amount of Issued Share Capital :	**220404691.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220404691.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		

Date of Allotment: 22/05/2007

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067975920**	**0**	**0**
Amount of Issued Share Capital :	**220407915.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220407915.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002307111A

Date/Time : 25/05/2007 10:49

Print

Transaction No : C070237238

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,050.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	22/05/2007		

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067981120**	**0**	**0**
Amount of Issued Share Capital :	**220416235.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220416235.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002307120A

Date/Time : 25/05/2007 10:51

Transaction No : C070237247

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,040.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	22/05/2007		

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067994120**	**0**	**0**
Amount of Issued Share Capital :	**220435345.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220435345.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002307176A

Date/Time : 25/05/2007 11:01

Transaction No : C070237294

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,030.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	59700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	22/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068053820**	**0**	**0**
Amount of Issued Share Capital :	**220560118.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220560118.15**	**0**	**0**

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002307187A

Date/Time : 25/05/2007 11:04

Transaction No : C070237307

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,020.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	23/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068066820**	**0**	**0**
Amount of Issued Share Capital :	**220588718.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220588718.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002307203A

Date/Time : 25/05/2007 11:08

Transaction No : C070237325

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,010.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	23/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068069620**	**0**	**0**
Amount of Issued Share Capital :	**220593758.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220593758.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002307503A

Date/Time : 25/05/2007 12:13

Transaction No : C070237692

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,000.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002307516A

Date/Time : 25/05/2007 12:15

Transaction No : C070237705

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,990.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	23/05/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068074920**	**0**	**0**
Amount of Issued Share Capital :	**220601887.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220601887.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002307521A

Date/Time : 25/05/2007 12:18

Transaction No : C070237713

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,980.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	23/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068072220**	**0**	**0**
Amount of Issued Share Capital :	**220597918.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220597918.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 30/05/2007 09:01

Print

Receipt No	: ACR0000002314269A
Transaction No	: C070245942
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,950.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	35000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	24/05/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068136520**	**0**	**0**
Amount of Issued Share Capital :	**220734481.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220734481.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002307538A

Date/Time : 25/05/2007 12:22

Transaction No : C070237727

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,960.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	23/05/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068101520**	**0**	**0**
Amount of Issued Share Capital :	**220657481.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220657481.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002307532A	Date/Time : 25/05/2007 12:20
Transaction No	: C070237722	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,970.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	24/05/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068141720**	**0**	**0**
Amount of Issued Share Capital :	**220743841.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220743841.15**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	24/05/2007		

Save | Delete | Reset | Back

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068152220**	**0**	**0**
Amount of Issued Share Capital :	**220758733.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220758733.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 30/05/2007 09:06

Print

Receipt No : ACR0000002314281A
Transaction No : C070245953
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,930.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	24/05/2007		

Save | Delete | Reset | Back

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068147020**	**0**	**0**
Amount of Issued Share Capital :	**220750413.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220750413.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 30/05/2007 09:04

Print

Receipt No	: ACR0000002314275A
Transaction No	: C070245949
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,940.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	24/05/2007		

Save | Delete | Reset | Back

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068154820**	**0**	**0**
Amount of Issued Share Capital :	**220762555.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220762555.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002314287A

Date/Time : 30/05/2007 09:08

Print

Transaction No : C070245958

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,920.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	63600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	25/05/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068237820**	**0**	**0**
Amount of Issued Share Capital :	**220943021.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220943021.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002314303A

Date/Time : 30/05/2007 09:14

Print

Transaction No : C070245970

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,900.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	19400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	24/05/2007		

Save Delete Reset Back

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068174220**	**0**	**0**
Amount of Issued Share Capital :	**220803101.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220803101.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002314294A

Date/Time : 30/05/2007 09:11

Print

Transaction No : C070245963

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,910.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	25/05/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068247020**	**0**	**0**
Amount of Issued Share Capital :	**220959581.15**	**0**	**0**
Amount of Paid-up Share Capital :	**220959581.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002315541A

Date/Time : 30/05/2007 14:44

Print

Transaction No : C070247456

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,890.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	50000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	25/05/2007		

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068297020**	**0**	**0**
Amount of Issued Share Capital :	**221039581.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221039581.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002315555A

Date/Time : 30/05/2007 14:46

Print

Transaction No : C070247470

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,880.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	37000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	29/05/2007		

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068398220**	**0**	**0**
Amount of Issued Share Capital :	**221249951.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221249951.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002315595A

Date/Time : 30/05/2007 14:53

Print

Transaction No : C070247522

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,850.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Please fill in the following Information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	55800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	25/05/2007		

Save | Delete | Reset | Back

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068361220**	**0**	**0**
Amount of Issued Share Capital :	**221168551.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221168551.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002315584A

Date/Time : 30/05/2007 14:51

Transaction No : C070247504

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,860.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	25/05/2007		

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than_cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068305420**	**0**	**0**
Amount of Issued Share Capital :	**221051929.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221051929.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 30/05/2007 14:48

Print

Receipt No : ACR0000002315568A
Transaction No : C070247484
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,870.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	29/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068406020**	**0**	**0**
Amount of Issued Share Capital :	**221263991.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221263991.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002322163A

Date/Time : 05/06/2007 09:40

Transaction No : C070255268

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,840.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	29/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068413820**	**0**	**0**
Amount of Issued Share Capital :	**221275795.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221275795.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002322179A

Date/Time : 05/06/2007 09:45

Transaction No : C070255282

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,820.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	29/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068408620**	**0**	**0**
Amount of Issued Share Capital :	**221268151.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221268151.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002322172A
Transaction No	: C070255276
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 05/06/2007 09:42

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,830.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	44800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	29/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068458620**	**0**	**0**
Amount of Issued Share Capital :	**221369427.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221369427.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002322190A	Date/Time : 05/06/2007 09:47	
Transaction No	: C070255294		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,810.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	30/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068476820**	**0**	**0**
Amount of Issued Share Capital :	**221409467.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221409467.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002322201A

Date/Time : 05/06/2007 09:49

Transaction No : C070255302

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,800.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		

Date of Allotment: 30/05/2007

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068484620**	**0**	**0**
Amount of Issued Share Capital :	**221423507.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221423507.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002322307A	Date/Time : 05/06/2007 10:14
Transaction No	: C070255398	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,790.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	30/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068487220**	**0**	**0**
Amount of Issued Share Capital :	**221427667.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221427667.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002322317A	Date/Time : 05/06/2007 10:16
Transaction No	: C070255413	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,780.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	30/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068492420**	**0**	**0**
Amount of Issued Share Capital :	**221435311.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221435311.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002322332A

Date/Time : 05/06/2007 10:19

Transaction No : C070255426

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,770.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	01/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068537220**	**0**	**0**
Amount of Issued Share Capital :	**221531803.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221531803.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002322345A

Date/Time : 05/06/2007 10:24

Transaction No : C070255439

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,750.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	30/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068511220**	**0**	**0**
Amount of Issued Share Capital :	**221474603.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221474603.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002322337A

Date/Time : 05/06/2007 10:21

Transaction No : C070255432

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,760.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	01/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068542420**	**0**	**0**
Amount of Issued Share Capital :	**221541163.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221541163.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002329503A
Transaction No	: C070263644
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 08/06/2007 12:08

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,730.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	01/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068545020**	**0**	**0**
Amount of Issued Share Capital :	**221544387.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221544387.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002329513A	Date/Time : 08/06/2007 12:11
Transaction No	: C070263656	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,720.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002329529A

Date/Time : 08/06/2007 12:13

Transaction No : C070263672

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,710.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	28600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	01/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068590520**	**0**	**0**
Amount of Issued Share Capital :	**221630187.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221630187.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002329544A Date/Time : 08/06/2007 12:18

Transaction No : C070263687 Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,690.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	01/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068561920**	**0**	**0**
Amount of Issued Share Capital :	**221570413.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221570413.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002329537A

Date/Time : 08/06/2007 12:16

Transaction No : C070263678

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,700.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	01/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068554120**	**0**	**0**
Amount of Issued Share Capital :	**221558947.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221558947.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	04/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068640320**	**0**	**0**
Amount of Issued Share Capital :	**221735137.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221735137.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002329776A	Date/Time : 08/06/2007 14:42	
Transaction No	: C070263984		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,650.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	04/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068625120**	**0**	**0**
Amount of Issued Share Capital :	**221703369.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221703369.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002329759A

Date/Time : 08/06/2007 14:39

Transaction No : C070263967

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,660.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	04/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068622520**	**0**	**0**
Amount of Issued Share Capital :	**221699547.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221699547.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002329750A

Date/Time : 08/06/2007 14:36

Transaction No : C070263957

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,670.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	29400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	04/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068619920**	**0**	**0**
Amount of Issued Share Capital :	**221694867.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221694867.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002329556A

Date/Time : 08/06/2007 12:20

Transaction No : C070263699

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,680.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | **Share payable in cash** | **For a consideration other than cash** | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	05/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068661720**	**0**	**0**
Amount of Issued Share Capital :	**221782217.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221782217.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002329795A	Date/Time :	08/06/2007 14:45
Transaction No	: C070264004		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,640.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	05/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068669120**	**0**	**0**
Amount of Issued Share Capital :	**221795537.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221795537.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002331412A

Date/Time : 11/06/2007 08:58

Transaction No : C070266044

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,630.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	05/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068681720**	**0**	**0**
Amount of Issued Share Capital :	**221815697.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221815697.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002331414A	Date/Time : 11/06/2007 09:01
Transaction No	: C070266046	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,620.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	05/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068707020**	**0**	**0**
Amount of Issued Share Capital :	**221868574.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221868574.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002331416A

Date/Time : 11/06/2007 09:03

Transaction No : C070266047

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,610.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	41500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	06/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068748520**	**0**	**0**
Amount of Issued Share Capital :	**221959874.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221959874.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002331421A

Date/Time : 11/06/2007 09:05

Transaction No : C070266050

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,600.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	06/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068759520**	**0**	**0**
Amount of Issued Share Capital :	**221979674.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221979674.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002331823A

Date/Time : 11/06/2007 11:04

Transaction No : C070266466

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,590.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	06/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068765320**	**0**	**0**
Amount of Issued Share Capital :	**221986866.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221986866.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002331835A	Date/Time : 11/06/2007 11:07
Transaction No	: C070266484	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,580.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	06/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068769520**	**0**	**0**
Amount of Issued Share Capital :	**221993586.15**	**0**	**0**
Amount of Paid-up Share Capital :	**221993586.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002331847A

Date/Time : 11/06/2007 11:09

Transaction No : C070266496

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,570.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	06/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068776620**	**0**	**0**
Amount of Issued Share Capital :	**222004023.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222004023.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002331863A

Date/Time : 11/06/2007 11:11

Transaction No : C070266508

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,560.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	06/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068801920**	**0**	**0**
Amount of Issued Share Capital :	**222056900.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222056900.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002331878A	Date/Time : 11/06/2007 11:14
Transaction No	: C070266528	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,550.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	08/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068828520**	**0**	**0**
Amount of Issued Share Capital :	**222115420.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222115420.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002331890A

Date/Time : 11/06/2007 11:16

Transaction No : C070266547

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,540.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than_cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	08/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068831720**	**0**	**0**
Amount of Issued Share Capital :	**222120540.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222120540.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002336568A	Date/Time : 13/06/2007 11:05	
Transaction No	: C070272032		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,530.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	08/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068835620**	**0**	**0**
Amount of Issued Share Capital :	**222126273.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222126273.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002336577A

Date/Time : 13/06/2007 11:08

Transaction No : C070272045

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,520.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	24700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	08/06/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068860320**	**0**	**0**
Amount of Issued Share Capital :	**222177896.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222177896.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002336588A

Date/Time : 13/06/2007 11:10

Transaction No : C070272059

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,510.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	12/06/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1068878520**	**0**	**0**
Amount of Issued Share Capital :	**222217936.15**	**0**	**0**
Amount of Paid-up Share Capital :	**222217936.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002336598A

Date/Time : 13/06/2007 11:13

Transaction No : C070272073

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 1,500.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	18/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067700520**	**0**	**0**
Amount of Issued Share Capital :	**219861651.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219861651.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002302444A

Date/Time : 23/05/2007 10:08

Transaction No : C070232071

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,170.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	18/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067692720**	**0**	**0**
Amount of Issued Share Capital :	**219851979.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219851979.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002302429A

Date/Time : 23/05/2007 10:05

Transaction No : C070232057

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 2,180.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	63000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	18/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067676520**	**0**	**0**
Amount of Issued Share Capital :	**219822819.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219822819.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002300357A

Date/Time : 22/05/2007 11:35

Transaction No : C070229719

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	17/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067613520**	**0**	**0**
Amount of Issued Share Capital :	**219684219.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219684219.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 22/05/2007 11:33

Print

Receipt No : ACR0000002300349A
Transaction No : C070229709
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	17/05/2007		

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067595320**	**0**	**0**
Amount of Issued Share Capital :	**219646181.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219646181.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002300335A

Transaction No : C070229691

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 22/05/2007 11:30

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	17/05/2007		

Save | Delete | Reset | Back

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067590120**	**0**	**0**
Amount of Issued Share Capital :	**219637861.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219637861.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002300327A

Date/Time : 22/05/2007 11:27

Transaction No : C070229682

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	31200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	17/05/2007		

Save | Delete | Reset | Back

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067577220**	**0**	**0**
Amount of Issued Share Capital :	**219614641.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219614641.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002299867A

Date/Time : 22/05/2007 09:15

Transaction No : C070229169

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	16/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067546020**	**0**	**0**
Amount of Issued Share Capital :	**219546001.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219546001.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002299860A

Date/Time : 22/05/2007 09:13

Transaction No : C070229165

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

biz FILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	16/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067520320**	**0**	**0**
Amount of Issued Share Capital :	**219492288.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219492288.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000000229985OA

Date/Time : 22/05/2007 09:10

Transaction No : C070229155

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	63600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	16/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067517720**	**0**	**0**
Amount of Issued Share Capital :	**219488466.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219488466.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 22/05/2007 09:07

Print

Receipt No : ACR000002299840A
Transaction No : C070229143
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	16/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067454120**	**0**	**0**
Amount of Issued Share Capital :	**219386706.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219386706.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002299830A

Date/Time : 22/05/2007 09:04

Transaction No : C070229135

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	16/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following Information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067451520**	**0**	**0**
Amount of Issued Share Capital :	**219383482.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219383482.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002298345A
Transaction No	: C070227396
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 21/05/2007 12:41

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	33700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	16/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067443720**	**0**	**0**
Amount of Issued Share Capital :	**219369442.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219369442.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002298021A

Date/Time : 21/05/2007 11:22

Print

Transaction No : C070227029

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	64300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	15/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other_than_cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067410020**	**0**	**0**
Amount of Issued Share Capital :	**219295302.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219295302.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002298012A

Date/Time : 21/05/2007 11:19

Print

Transaction No : C070227020

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	15/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067345720**	**0**	**0**
Amount of Issued Share Capital :	**219160915.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219160915.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002297993A

Date/Time : 21/05/2007 11:17

Transaction No : C070227003

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	15/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067335320**	**0**	**0**
Amount of Issued Share Capital :	**219145627.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219145627.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002297983A	Date/Time : 21/05/2007 11:14	
Transaction No	: C070226989		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	15/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067323620**	**0**	**0**
Amount of Issued Share Capital :	**219126907.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219126907.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002297972A

Date/Time : 21/05/2007 11:11

Transaction No : C070226978

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	15/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067321020**	**0**	**0**
Amount of Issued Share Capital :	**219123683.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219123683.15**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002297958A	Date/Time : 21/05/2007 11:09
Transaction No	: C070226965	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	72100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		

Date of Allotment: 15/05/2007

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067308720**	**0**	**0**
Amount of Issued Share Capital :	**219101543.15**	**0**	**0**
Amount of Paid-up Share Capital :	**219101543.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	15/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067236620**	**0**	**0**
Amount of Issued Share Capital :	**218942923.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218942923.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	15/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067226220**	**0**	**0**
Amount of Issued Share Capital :	**218921187.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218921187.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	15/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067223620**	**0**	**0**
Amount of Issued Share Capital :	**218917365.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218917365.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	15/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067221020**	**0**	**0**
Amount of Issued Share Capital :	**218913205.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218913205.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	14/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067202820**	**0**	**0**
Amount of Issued Share Capital :	**218873165.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218873165.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	14/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067182720**	**0**	**0**
Amount of Issued Share Capital :	**218831156.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218831156.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	28600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	14/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067180120**	**0**	**0**
Amount of Issued Share Capital :	**218826476.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218826476.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	11/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067151520**	**0**	**0**
Amount of Issued Share Capital :	**218763556.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218763556.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	11/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067132720**	**0**	**0**
Amount of Issued Share Capital :	**218724264.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218724264.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	11/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067130120**	**0**	**0**
Amount of Issued Share Capital :	**218720442.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218720442.15**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	11/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067127520**	**0**	**0**
Amount of Issued Share Capital :	**218715762.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218715762.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	10/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067108720**	**0**	**0**
Amount of Issued Share Capital :	**218674402.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218674402.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	19500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	10/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067088720**	**0**	**0**
Amount of Issued Share Capital :	**218632602.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218632602.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	09/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067069220**	**0**	**0**
Amount of Issued Share Capital :	**218589702.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218589702.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	09/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067056220**	**0**	**0**
Amount of Issued Share Capital :	**218562532.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218562532.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	09/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067051420**	**0**	**0**
Amount of Issued Share Capital :	**218555476.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218555476.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067046620**	**0**	**0**
Amount of Issued Share Capital :	**218547796.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218547796.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	45400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	13/04/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	13/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064762920**	**0**	**0**
Amount of Issued Share Capital :	**213861860.15**	**0**	**0**
Amount of Paid-up Share Capital :	**213861860.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		

Date of Allotment: 13/04/2007

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064770720**	**0**	**0**
Amount of Issued Share Capital :	**213873326.15**	**0**	**0**
Amount of Paid-up Share Capital :	**213873326.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	85800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	13/04/2007		

Save | Delete | Reset | Back

biz FILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064856520**	**0**	**0**
Amount of Issued Share Capital :	**214052648.15**	**0**	**0**
Amount of Paid-up Share Capital :	**214052648.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3150		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.27		
unpaid :	0		
Date of Allotment:	13/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064859670**	**0**	**0**
Amount of Issued Share Capital :	**214059798.65**	**0**	**0**
Amount of Paid-up Share Capital :	**214059798.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	104000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	13/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064963670**	**0**	**0**
Amount of Issued Share Capital :	**214288598.65**	**0**	**0**
Amount of Paid-up Share Capital :	**214288598.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	104000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	13/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065067670**	**0**	**0**
Amount of Issued Share Capital :	**214505958.65**	**0**	**0**
Amount of Paid-up Share Capital :	**214505958.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	20/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065751970**	**0**	**0**
Amount of Issued Share Capital :	**215925108.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215925108.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	20/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065749370**	**0**	**0**
Amount of Issued Share Capital :	**215920948.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215920948.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	38200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	20/04/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065738970**	**0**	**0**
Amount of Issued Share Capital :	**215902228.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215902228.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	68800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	19/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065700770**	**0**	**0**
Amount of Issued Share Capital :	**215818188.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215818188.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	19/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065631970**	**0**	**0**
Amount of Issued Share Capital :	**215674396.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215674396.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	19/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065624170**	**0**	**0**
Amount of Issued Share Capital :	**215662930.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215662930.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	19/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065613770**	**0**	**0**
Amount of Issued Share Capital :	**215646290.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215646290.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	19/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065611170**	**0**	**0**
Amount of Issued Share Capital :	**215643066.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215643066.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	61000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	19/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065603370**	**0**	**0**
Amount of Issued Share Capital :	**215629026.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215629026.65**	**0**	**0**

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	48000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		

Date of Allotment: 18/04/2007

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065542370**	**0**	**0**
Amount of Issued Share Capital :	**215494826.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215494826.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	18/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065494370**	**0**	**0**
Amount of Issued Share Capital :	**215394506.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215394506.65**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	37000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	18/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065486370**	**0**	**0**
Amount of Issued Share Capital :	**215380106.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215380106.65**	**0**	**0**

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	56200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	17/04/2007		

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065449370**	**0**	**0**
Amount of Issued Share Capital :	**215298706.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215298706.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	17/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065393170**	**0**	**0**
Amount of Issued Share Capital :	**215181248.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215181248.65**	**0**	**0**

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	17/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065385370**	**0**	**0**
Amount of Issued Share Capital :	**215169782.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215169782.65**	**0**	**0**

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	17/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065371670**	**0**	**0**
Amount of Issued Share Capital :	**215147862.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215147862.65**	**0**	**0**

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	17/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065369070**	**0**	**0**
Amount of Issued Share Capital :	**215144638.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215144638.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	63600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	17/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065356070**	**0**	**0**
Amount of Issued Share Capital :	**215121238.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215121238.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	104000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	17/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065292470**	**0**	**0**
Amount of Issued Share Capital :	**214981318.65**	**0**	**0**
Amount of Paid-up Share Capital :	**214981318.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	19400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	17/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065188470**	**0**	**0**
Amount of Issued Share Capital :	**214763958.65**	**0**	**0**
Amount of Paid-up Share Capital :	**214763958.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	101400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	17/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065169070**	**0**	**0**
Amount of Issued Share Capital :	**214729038.65**	**0**	**0**
Amount of Paid-up Share Capital :	**214729038.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	24/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066029970**	**0**	**0**
Amount of Issued Share Capital :	**216485141.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216485141.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	24/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066018970**	**0**	**0**
Amount of Issued Share Capital :	**216467541.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216467541.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	24/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066016370**	**0**	**0**
Amount of Issued Share Capital :	**216464317.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216464317.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	29200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	24/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066010570**	**0**	**0**
Amount of Issued Share Capital :	**216453877.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216453877.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	24/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065981370**	**0**	**0**
Amount of Issued Share Capital :	**216389637.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216389637.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	24/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065967770**	**0**	**0**
Amount of Issued Share Capital :	**216361213.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216361213.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	24/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065964570**	**0**	**0**
Amount of Issued Share Capital :	**216356509.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216356509.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	24/04/2007		

Save Delete Reset Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065961370**	**0**	**0**
Amount of Issued Share Capital :	**216351389.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216351389.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	24/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065961170**	**0**	**0**
Amount of Issued Share Capital :	**216351141.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216351141.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	24/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065957970**	**0**	**0**
Amount of Issued Share Capital :	**216345381.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216345381.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	54700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	23/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065946970**	**0**	**0**
Amount of Issued Share Capital :	**216321181.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216321181.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	23/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065892270**	**0**	**0**
Amount of Issued Share Capital :	**216206858.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216206858.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	23/04/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065887070**	**0**	**0**
Amount of Issued Share Capital :	**216199214.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216199214.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	23/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065881870**	**0**	**0**
Amount of Issued Share Capital :	**216190894.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216190894.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	23/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065879270**	**0**	**0**
Amount of Issued Share Capital :	**216187670.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216187670.65**	**0**	**0**

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	56700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	23/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065863670**	**0**	**0**
Amount of Issued Share Capital :	**216159590.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216159590.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	46600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	20/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065806970**	**0**	**0**
Amount of Issued Share Capital :	**216034850.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216034850.65**	**0**	**0**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	20/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1065760370**	**0**	**0**
Amount of Issued Share Capital :	**215937456.65**	**0**	**0**
Amount of Paid-up Share Capital :	**215937456.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	25/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066178720**	**0**	**0**
Amount of Issued Share Capital :	**216773966.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216773966.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	25/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066157220**	**0**	**0**
Amount of Issued Share Capital :	**216742361.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216742361.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3250		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	25/04/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066141920**	**0**	**0**
Amount of Issued Share Capital :	**216717881.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216717881.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	25/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066138670**	**0**	**0**
Amount of Issued Share Capital :	**216713851.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216713851.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	71400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	25/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066127970**	**0**	**0**
Amount of Issued Share Capital :	**216694591.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216694591.65**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	24/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066056570**	**0**	**0**
Amount of Issued Share Capital :	**216537511.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216537511.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	24/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066035170**	**0**	**0**
Amount of Issued Share Capital :	**216492785.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216492785.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067039220**	**0**	**0**
Amount of Issued Share Capital :	**218538620.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218538620.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	09/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067036620**	**0**	**0**
Amount of Issued Share Capital :	**218533940.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218533940.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	28600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	08/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1067013220**	**0**	**0**
Amount of Issued Share Capital :	**218482460.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218482460.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	08/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066984620**	**0**	**0**
Amount of Issued Share Capital :	**218422686.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218422686.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	08/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066979420**	**0**	**0**
Amount of Issued Share Capital :	**218414366.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218414366.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	08/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066974220**	**0**	**0**
Amount of Issued Share Capital :	**218407918.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218407918.15**	**0**	**0**

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	31200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	08/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066967720**	**0**	**0**
Amount of Issued Share Capital :	**218396218.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218396218.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	34000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	08/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066936520**	**0**	**0**
Amount of Issued Share Capital :	**218327578.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218327578.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	08/05/2007		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066902520**	**0**	**0**
Amount of Issued Share Capital :	**218256518.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218256518.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	34400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	08/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066894720**	**0**	**0**
Amount of Issued Share Capital :	**218242478.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218242478.15**	**0**	**0**

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	40200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	04/05/2007		

Save | Delete | Reset | Back

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066860320**	**0**	**0**
Amount of Issued Share Capital :	**218166798.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218166798.15**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	04/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066820120**	**0**	**0**
Amount of Issued Share Capital :	**218082780.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218082780.15**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	04/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066811120**	**0**	**0**
Amount of Issued Share Capital :	**218069550.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218069550.15**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	04/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency : **SINGAPORE DOLLAR (099)**

Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066805920**	**0**	**0**
Amount of Issued Share Capital :	**218061230.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218061230.15**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	04/05/2007		

Save | Delete | Reset | Back

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066804620**	**0**	**0**
Amount of Issued Share Capital :	**218059618.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218059618.15**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	52600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	04/05/2007		

Save | Delete | Reset | Back

bizFILE

HOME | LOGOUT

Submit

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066802020**	**0**	**0**
Amount of Issued Share Capital :	**218054938.15**	**0**	**0**
Amount of Paid-up Share Capital :	**218054938.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	24600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	03/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066749420**	**0**	**0**
Amount of Issued Share Capital :	**217939218.15**	**0**	**0**
Amount of Paid-up Share Capital :	**217939218.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	03/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066724820**	**0**	**0**
Amount of Issued Share Capital :	**217887804.15**	**0**	**0**
Amount of Paid-up Share Capital :	**217887804.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	03/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066722220**	**0**	**0**
Amount of Issued Share Capital :	**217883982.15**	**0**	**0**
Amount of Paid-up Share Capital :	**217883982.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	03/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066719620**	**0**	**0**
Amount of Issued Share Capital :	**217879822.15**	**0**	**0**
Amount of Paid-up Share Capital :	**217879822.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	03/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066704020**	**0**	**0**
Amount of Issued Share Capital :	**217851742.15**	**0**	**0**
Amount of Paid-up Share Capital :	**217851742.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3150		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.27		
unpaid :	0		
Date of Allotment:	02/05/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066680720**	**0**	**0**
Amount of Issued Share Capital :	**217800482.15**	**0**	**0**
Amount of Paid-up Share Capital :	**217800482.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	68750		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	02/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066677570**	**0**	**0**
Amount of Issued Share Capital :	**217793331.65**	**0**	**0**
Amount of Paid-up Share Capital :	**217793331.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12450		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	02/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066608820**	**0**	**0**
Amount of Issued Share Capital :	**217649644.15**	**0**	**0**
Amount of Paid-up Share Capital :	**217649644.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15750		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	02/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066596370**	**0**	**0**
Amount of Issued Share Capital :	**217631342.65**	**0**	**0**
Amount of Paid-up Share Capital :	**217631342.65**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	02/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066580620**	**0**	**0**
Amount of Issued Share Capital :	**217606142.65**	**0**	**0**
Amount of Paid-up Share Capital :	**217606142.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	69700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	02/05/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066565220**	**0**	**0**
Amount of Issued Share Capital :	**217578422.65**	**0**	**0**
Amount of Paid-up Share Capital :	**217578422.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	46000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	30/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066495520**	**0**	**0**
Amount of Issued Share Capital :	**217425082.65**	**0**	**0**
Amount of Paid-up Share Capital :	**217425082.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	30/04/2007		

Save | Delete | Reset | Back

![bizFILE]

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066449520**	**0**	**0**
Amount of Issued Share Capital :	**217328942.65**	**0**	**0**
Amount of Paid-up Share Capital :	**217328942.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	30/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066446620**	**0**	**0**
Amount of Issued Share Capital :	**217324302.65**	**0**	**0**
Amount of Paid-up Share Capital :	**217324302.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	55000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	30/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066436220**	**0**	**0**
Amount of Issued Share Capital :	**217305582.65**	**0**	**0**
Amount of Paid-up Share Capital :	**217305582.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	42200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	30/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066381220**	**0**	**0**
Amount of Issued Share Capital :	**217184582.65**	**0**	**0**
Amount of Paid-up Share Capital :	**217184582.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	30/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066339020**	**0**	**0**
Amount of Issued Share Capital :	**217096384.65**	**0**	**0**
Amount of Paid-up Share Capital :	**217096384.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	30/04/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066331220**	**0**	**0**
Amount of Issued Share Capital :	**217084918.65**	**0**	**0**
Amount of Paid-up Share Capital :	**217084918.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	30/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066323420**	**0**	**0**
Amount of Issued Share Capital :	**217072438.65**	**0**	**0**
Amount of Paid-up Share Capital :	**217072438.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	30/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066319520**	**0**	**0**
Amount of Issued Share Capital :	**217067602.65**	**0**	**0**
Amount of Paid-up Share Capital :	**217067602.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	42200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	30/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066301320**	**0**	**0**
Amount of Issued Share Capital :	**217034842.65**	**0**	**0**
Amount of Paid-up Share Capital :	**217034842.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	80400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	25/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1066259120**	**0**	**0**
Amount of Issued Share Capital :	**216942002.65**	**0**	**0**
Amount of Paid-up Share Capital :	**216942002.65**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064754020**	**0**	**0**
Amount of Issued Share Capital :	**213847620.15**	**0**	**0**
Amount of Paid-up Share Capital :	**213847620.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	62700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	13/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064708620**	**0**	**0**
Amount of Issued Share Capital :	**213765900.15**	**0**	**0**
Amount of Paid-up Share Capital :	**213765900.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	95900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	12/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064645920**	**0**	**0**
Amount of Issued Share Capital :	**213627960.15**	**0**	**0**
Amount of Paid-up Share Capital :	**213627960.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	91300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	12/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064550020**	**0**	**0**
Amount of Issued Share Capital :	**213427529.15**	**0**	**0**
Amount of Paid-up Share Capital :	**213427529.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	101400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	12/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064458720**	**0**	**0**
Amount of Issued Share Capital :	**213226669.15**	**0**	**0**
Amount of Paid-up Share Capital :	**213226669.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	12/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064357320**	**0**	**0**
Amount of Issued Share Capital :	**213014743.15**	**0**	**0**
Amount of Paid-up Share Capital :	**213014743.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	12/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064338920**	**0**	**0**
Amount of Issued Share Capital :	**212987695.15**	**0**	**0**
Amount of Paid-up Share Capital :	**212987695.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	12/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064326320**	**0**	**0**
Amount of Issued Share Capital :	**212967535.15**	**0**	**0**
Amount of Paid-up Share Capital :	**212967535.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	48200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	12/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064323720**	**0**	**0**
Amount of Issued Share Capital :	**212964311.15**	**0**	**0**
Amount of Paid-up Share Capital :	**212964311.15**	**0**	**0**

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	106200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	12/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064275520**	**0**	**0**
Amount of Issued Share Capital :	**212877551.15**	**0**	**0**
Amount of Paid-up Share Capital :	**212877551.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	71400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	12/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064169320**	**0**	**0**
Amount of Issued Share Capital :	**212643911.15**	**0**	**0**
Amount of Paid-up Share Capital :	**212643911.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	12/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064097920**	**0**	**0**
Amount of Issued Share Capital :	**212494685.15**	**0**	**0**
Amount of Paid-up Share Capital :	**212494685.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	12/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064090120**	**0**	**0**
Amount of Issued Share Capital :	**212483219.15**	**0**	**0**
Amount of Paid-up Share Capital :	**212483219.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	12/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064081720**	**0**	**0**
Amount of Issued Share Capital :	**212469779.15**	**0**	**0**
Amount of Paid-up Share Capital :	**212469779.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	12/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064079120**	**0**	**0**
Amount of Issued Share Capital :	**212466555.15**	**0**	**0**
Amount of Paid-up Share Capital :	**212466555.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	76600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	12/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1064062920**	**0**	**0**
Amount of Issued Share Capital :	**212437395.15**	**0**	**0**
Amount of Paid-up Share Capital :	**212437395.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	91600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	11/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063986320**	**0**	**0**
Amount of Issued Share Capital :	**212268875.15**	**0**	**0**
Amount of Paid-up Share Capital :	**212268875.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	11/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063894720**	**0**	**0**
Amount of Issued Share Capital :	**212077431.15**	**0**	**0**
Amount of Paid-up Share Capital :	**212077431.15**	**0**	**0**

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	11/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063885520**	**0**	**0**
Amount of Issued Share Capital :	**212063907.15**	**0**	**0**
Amount of Paid-up Share Capital :	**212063907.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	11/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063880020**	**0**	**0**
Amount of Issued Share Capital :	**212055107.15**	**0**	**0**
Amount of Paid-up Share Capital :	**212055107.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	36200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	11/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063879920**	**0**	**0**
Amount of Issued Share Capital :	**212054983.15**	**0**	**0**
Amount of Paid-up Share Capital :	**212054983.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	78800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	11/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063843720**	**0**	**0**
Amount of Issued Share Capital :	**211989823.15**	**0**	**0**
Amount of Paid-up Share Capital :	**211989823.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	70200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	11/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063764920**	**0**	**0**
Amount of Issued Share Capital :	**211816463.15**	**0**	**0**
Amount of Paid-up Share Capital :	**211816463.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	11/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063694720**	**0**	**0**
Amount of Issued Share Capital :	**211669745.15**	**0**	**0**
Amount of Paid-up Share Capital :	**211669745.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	67600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	11/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063686920**	**0**	**0**
Amount of Issued Share Capital :	**211658279.15**	**0**	**0**
Amount of Paid-up Share Capital :	**211658279.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	70200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	11/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063619320**	**0**	**0**
Amount of Issued Share Capital :	**211509559.15**	**0**	**0**
Amount of Paid-up Share Capital :	**211509559.15**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	17400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	11/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063549120**	**0**	**0**
Amount of Issued Share Capital :	**211362841.15**	**0**	**0**
Amount of Paid-up Share Capital :	**211362841.15**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	11/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063531720**	**0**	**0**
Amount of Issued Share Capital :	**211335001.15**	**0**	**0**
Amount of Paid-up Share Capital :	**211335001.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	11/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063523920**	**0**	**0**
Amount of Issued Share Capital :	**211325329.15**	**0**	**0**
Amount of Paid-up Share Capital :	**211325329.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	57000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	11/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063503120**	**0**	**0**
Amount of Issued Share Capital :	**211287889.15**	**0**	**0**
Amount of Paid-up Share Capital :	**211287889.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	119600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	10/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063446120**	**0**	**0**
Amount of Issued Share Capital :	**211162489.15**	**0**	**0**
Amount of Paid-up Share Capital :	**211162489.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	10/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063326520**	**0**	**0**
Amount of Issued Share Capital :	**210912525.15**	**0**	**0**
Amount of Paid-up Share Capital :	**210912525.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	10/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063310920**	**0**	**0**
Amount of Issued Share Capital :	**210889593.15**	**0**	**0**
Amount of Paid-up Share Capital :	**210889593.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	124800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	10/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063305720**	**0**	**0**
Amount of Issued Share Capital :	**210883145.15**	**0**	**0**
Amount of Paid-up Share Capital :	**210883145.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	52700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	10/04/2007		

Save | Delete | Reset | Back

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063180920**	**0**	**0**
Amount of Issued Share Capital :	**210608585.15**	**0**	**0**
Amount of Paid-up Share Capital :	**210608585.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	10/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063128220**	**0**	**0**
Amount of Issued Share Capital :	**210498442.15**	**0**	**0**
Amount of Paid-up Share Capital :	**210498442.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	33400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	10/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063112620**	**0**	**0**
Amount of Issued Share Capital :	**210473482.15**	**0**	**0**
Amount of Paid-up Share Capital :	**210473482.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	75400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	10/04/2007		

Save | Delete | Reset | Back

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063079220**	**0**	**0**
Amount of Issued Share Capital :	**210413362.15**	**0**	**0**
Amount of Paid-up Share Capital :	**210413362.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	94000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	09/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1063003820**	**0**	**0**
Amount of Issued Share Capital :	**210247482.15**	**0**	**0**
Amount of Paid-up Share Capital :	**210247482.15**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	09/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062909820**	**0**	**0**
Amount of Issued Share Capital :	**210051022.15**	**0**	**0**
Amount of Paid-up Share Capital :	**210051022.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	09/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062891620**	**0**	**0**
Amount of Issued Share Capital :	**210024268.15**	**0**	**0**
Amount of Paid-up Share Capital :	**210024268.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	09/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062881220**	**0**	**0**
Amount of Issued Share Capital :	**210007628.15**	**0**	**0**
Amount of Paid-up Share Capital :	**210007628.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	114200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	09/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062861220**	**0**	**0**
Amount of Issued Share Capital :	**209971628.15**	**0**	**0**
Amount of Paid-up Share Capital :	**209971628.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	25600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	09/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062747020**	**0**	**0**
Amount of Issued Share Capital :	**209720388.15**	**0**	**0**
Amount of Paid-up Share Capital :	**209720388.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	09/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062721420**	**0**	**0**
Amount of Issued Share Capital :	**209666884.15**	**0**	**0**
Amount of Paid-up Share Capital :	**209666884.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	09/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062718020**	**0**	**0**
Amount of Issued Share Capital :	**209661444.15**	**0**	**0**
Amount of Paid-up Share Capital :	**209661444.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	31200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	09/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062708820**	**0**	**0**
Amount of Issued Share Capital :	**209644884.15**	**0**	**0**
Amount of Paid-up Share Capital :	**209644884.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	113700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	05/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062677620**	**0**	**0**
Amount of Issued Share Capital :	**209576244.15**	**0**	**0**
Amount of Paid-up Share Capital :	**209576244.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	05/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062563920**	**0**	**0**
Amount of Issued Share Capital :	**209338611.15**	**0**	**0**
Amount of Paid-up Share Capital :	**209338611.15**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	05/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062548320**	**0**	**0**
Amount of Issued Share Capital :	**209315679.15**	**0**	**0**
Amount of Paid-up Share Capital :	**209315679.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	05/04/2007		

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062532720**	**0**	**0**
Amount of Issued Share Capital :	**209290719.15**	**0**	**0**
Amount of Paid-up Share Capital :	**209290719.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	05/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062519720**	**0**	**0**
Amount of Issued Share Capital :	**209274599.15**	**0**	**0**
Amount of Paid-up Share Capital :	**209274599.15**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	98800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	05/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062496320**	**0**	**0**
Amount of Issued Share Capital :	**209232479.15**	**0**	**0**
Amount of Paid-up Share Capital :	**209232479.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	04/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062397520**	**0**	**0**
Amount of Issued Share Capital :	**209015119.15**	**0**	**0**
Amount of Paid-up Share Capital :	**209015119.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	04/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062370920**	**0**	**0**
Amount of Issued Share Capital :	**208959525.15**	**0**	**0**
Amount of Paid-up Share Capital :	**208959525.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	04/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062370820**	**0**	**0**
Amount of Issued Share Capital :	**208959401.15**	**0**	**0**
Amount of Paid-up Share Capital :	**208959401.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	28600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	04/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062368020**	**0**	**0**
Amount of Issued Share Capital :	**208954361.15**	**0**	**0**
Amount of Paid-up Share Capital :	**208954361.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	03/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062339420**	**0**	**0**
Amount of Issued Share Capital :	**208891441.15**	**0**	**0**
Amount of Paid-up Share Capital :	**208891441.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	03/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062238820**	**0**	**0**
Amount of Issued Share Capital :	**208681187.15**	**0**	**0**
Amount of Paid-up Share Capital :	**208681187.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	03/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062225220**	**0**	**0**
Amount of Issued Share Capital :	**208661195.15**	**0**	**0**
Amount of Paid-up Share Capital :	**208661195.15**	**0**	**0**

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	03/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062217420**	**0**	**0**
Amount of Issued Share Capital :	**208648715.15**	**0**	**0**
Amount of Paid-up Share Capital :	**208648715.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	03/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062209520**	**0**	**0**
Amount of Issued Share Capital :	**208638919.15**	**0**	**0**
Amount of Paid-up Share Capital :	**208638919.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	96800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	03/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062199120**	**0**	**0**
Amount of Issued Share Capital :	**208620199.15**	**0**	**0**
Amount of Paid-up Share Capital :	**208620199.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	95800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	03/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062102320**	**0**	**0**
Amount of Issued Share Capital :	**208407239.15**	**0**	**0**
Amount of Paid-up Share Capital :	**208407239.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	03/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1062006520**	**0**	**0**
Amount of Issued Share Capital :	**208207017.15**	**0**	**0**
Amount of Paid-up Share Capital :	**208207017.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	03/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061993520**	**0**	**0**
Amount of Issued Share Capital :	**208187907.15**	**0**	**0**
Amount of Paid-up Share Capital :	**208187907.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	03/04/2007		

Save | Delete | Reset | Back

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061977920**	**0**	**0**
Amount of Issued Share Capital :	**208162947.15**	**0**	**0**
Amount of Paid-up Share Capital :	**208162947.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	03/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061975320**	**0**	**0**
Amount of Issued Share Capital :	**208159723.15**	**0**	**0**
Amount of Paid-up Share Capital :	**208159723.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	89200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	03/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061957220**	**0**	**0**
Amount of Issued Share Capital :	**208127143.15**	**0**	**0**
Amount of Paid-up Share Capital :	**208127143.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	31800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	02/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061868020**	**0**	**0**
Amount of Issued Share Capital :	**207930903.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207930903.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	02/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061836220**	**0**	**0**
Amount of Issued Share Capital :	**207864441.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207864441.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	02/04/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061833620**	**0**	**0**
Amount of Issued Share Capital :	**207860281.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207860281.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	39000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	02/04/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061831020**	**0**	**0**
Amount of Issued Share Capital :	**207855601.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207855601.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	30/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061792020**	**0**	**0**
Amount of Issued Share Capital :	**207769801.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207769801.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	30/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061777820**	**0**	**0**
Amount of Issued Share Capital :	**207740123.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207740123.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	30/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061777720**	**0**	**0**
Amount of Issued Share Capital :	**207739963.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207739963.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	30/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061775020**	**0**	**0**
Amount of Issued Share Capital :	**207735103.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207735103.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	55800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	29/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061762020**	**0**	**0**
Amount of Issued Share Capital :	**207706503.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207706503.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	29/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061706220**	**0**	**0**
Amount of Issued Share Capital :	**207589881.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207589881.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	29/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061701020**	**0**	**0**
Amount of Issued Share Capital :	**207582237.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207582237.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	29/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061693120**	**0**	**0**
Amount of Issued Share Capital :	**207569597.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207569597.15**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	29/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061692920**	**0**	**0**
Amount of Issued Share Capital :	**207569349.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207569349.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	45400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	29/03/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061687720**	**0**	**0**
Amount of Issued Share Capital :	**207559989.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207559989.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	49400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	29/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061642320**	**0**	**0**
Amount of Issued Share Capital :	**207460109.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207460109.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	29/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061592920**	**0**	**0**
Amount of Issued Share Capital :	**207356863.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207356863.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	29/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061585120**	**0**	**0**
Amount of Issued Share Capital :	**207345397.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207345397.15**	**0**	**0**

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	29/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061582520**	**0**	**0**
Amount of Issued Share Capital :	**207341237.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207341237.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	46800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	29/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061579920**	**0**	**0**
Amount of Issued Share Capital :	**207336557.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207336557.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	28/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061533120**	**0**	**0**
Amount of Issued Share Capital :	**207233597.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207233597.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	28/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061514320**	**0**	**0**
Amount of Issued Share Capital :	**207194305.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207194305.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	28/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061509120**	**0**	**0**
Amount of Issued Share Capital :	**207184945.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207184945.15**	**0**	**0**

bizFILE

HOME

INFORMATION RESOURCES

Receipt Enquiry

This is a comprehensive listing of receipts available for all transactions.

Receipt No. :	ACR0000002226078A
Date and Time :	03/04/2007 11:06:41
EP Ref. No. :	
Payment Mode :	DEPOSIT SERVICE ACCOUNT
Deposit Service Account No :	030066
Status of Receipt :	Processed

Payment Details

S/No	Payment Description	Transaction No.	Amount	GST
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	C070143904	10.00	0.00
Total			**10.00**	**0.00**

Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	100000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	28/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061498720**	**0**	**0**
Amount of Issued Share Capital :	**207162065.15**	**0**	**0**
Amount of Paid-up Share Capital :	**207162065.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other_than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	28/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061398720**	**0**	**0**
Amount of Issued Share Capital :	**206953065.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206953065.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	28/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061393520**	**0**	**0**
Amount of Issued Share Capital :	**206945421.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206945421.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	28/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061385720**	**0**	**0**
Amount of Issued Share Capital :	**206932941.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206932941.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	76600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	28/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061375320**	**0**	**0**
Amount of Issued Share Capital :	**206914221.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206914221.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	52000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	27/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061298720**	**0**	**0**
Amount of Issued Share Capital :	**206745701.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206745701.15**	**0**	**0**

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	27/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061246720**	**0**	**0**
Amount of Issued Share Capital :	**206637021.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206637021.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or *unpaid on each share* e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	27/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061241520**	**0**	**0**
Amount of Issued Share Capital :	**206629377.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206629377.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	27/03/2007		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | **Share payable in cash** | **For a consideration other than cash** | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061238920**	**0**	**0**
Amount of Issued Share Capital :	**206625217.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206625217.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	27/03/2007		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061233720**	**0**	**0**
Amount of Issued Share Capital :	**206618769.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206618769.15**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	46800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	27/03/2007		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK

[ ] S0070715E / NG KEE CHOE

[ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NGEE MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size.: 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

above, please select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NGEE MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NGEE MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NGEE MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NGEE MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NGEE MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	S1069567H / TAN JIAK NGEE MICHAEL S1342207I / YEO CHEE TONG S1792374I / SHIREENA JOHAN WOON S2163476Z / CHENG WAI WING EDMUND S2533854E / KHAW KHENG JOO
If a person other than a director / secretary *signed the* above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written *resolution* :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NGEE MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NGEE MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NGEE MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NGEE MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other_than_cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NGEE MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

BizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | **Shares payable in cash** | **For a consideration other than cash** | Share Capital/Allotees' Particulars | Shareholders list after the allotment | **Summary of Capital**

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

above, please select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NOEL MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	S1069567H / TAN JIAK NGEE MICHAEL S1342207I / YEO CHEE TONG S1792374I / SHIREENA JOHAN WOON S2163476Z / CHENG WAI WING EDMUND S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NGEE MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following Information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the *resolution* or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the *written* resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK

[ ] S0070715E / NG KEE CHOE

[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary
- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK

[ ] S0070715E / NG KEE CHOE

[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

[ ] S0036442H / OW CHIN HOCK
[ ] S0070715E / NG KEE CHOE
[ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

biz FILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NGEE MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NGEE MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file *name as*
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	S1069567H / TAN JIAK NGEE MICHAEL S1342207I / YEO CHEE TONG S1792374I / SHIREENA JOHAN WOON S2163476Z / CHENG WAI WING EDMUND S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- S1069567H / TAN JIAK NGEE MICHAEL
- S1342207I / YEO CHEE TONG
- S1792374I / SHIREENA JOHAN WOON
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002294860A

Date/Time : 18/05/2007 10:45

Transaction No : C070223502

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 350.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002294840A	Date/Time : 18/05/2007 10:42
Transaction No	: C070223479	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 360.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the *resolution* or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002294830A	Date/Time : 18/05/2007 10:38
Transaction No	: C070223467	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002294814A	Date/Time : 18/05/2007 10:35
Transaction No	: C070223447	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002294553A	Date/Time : 18/05/2007 09:29
Transaction No	: C070223150	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002294547A

Date/Time : 18/05/2007 09:27

Transaction No : C070223144

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002294538A	Date/Time : 18/05/2007 09:24
Transaction No	: C070223136	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002288446A

Date/Time : 15/05/2007 15:44

Transaction No : C070216243

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002288427A	Date/Time : 15/05/2007 15:40
Transaction No	: C070216227	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002288415A

Date/Time : 15/05/2007 15:38

Print

Transaction No : C070216204

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002288408A
Transaction No	: C070216193
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 15/05/2007 15:35

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002287891A	Date/Time : 15/05/2007 09:23
Transaction No	: C070215639	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002287883A
Transaction No	: C070215633
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 15/05/2007 09:20

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002286641A	Date/Time : 14/05/2007 14:35
Transaction No	: C070214190	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002286634A
Transaction No	: C070214181
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 14/05/2007 14:33

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002286626A	Date/Time : 14/05/2007 14:30
Transaction No	: C070214169	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002286612A

Date/Time : 14/05/2007 14:28

Transaction No : C070214156

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	09/05/2007		

Save | Delete | Reset | Back

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002286602A

Date/Time : 14/05/2007 14:25

Transaction No : C070214148

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	09/05/2007		

Save | Delete | Reset | Back

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002286597A

Date/Time : 14/05/2007 14:23

Transaction No : C070214140

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 530.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp wlth the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002285699A	Date/Time : 14/05/2007 09:26
Transaction No	: C070213181	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 40.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002285696A

Date/Time : 14/05/2007 09:24

Transaction No : C070213177

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 50.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002285690A	Date/Time : 14/05/2007 09:21
Transaction No	: C070213171	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 60.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002285684A	Date/Time : 14/05/2007 09:19	
Transaction No	: C070213164		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 70.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002285671A	Date/Time : 14/05/2007 09:16	
Transaction No	: C070213156		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 80.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002284404A	Date/Time : 11/05/2007 15:04
Transaction No	: C070211536	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 90.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002284388A
Transaction No	: C070211520
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 11/05/2007 15:00

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 100.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002284383A	Date/Time : 11/05/2007 14:57
Transaction No	: C070211512	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 110.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002281685A

Date/Time : 10/05/2007 12:01

Transaction No : C070208558

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 120.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002281667A	Date/Time : 10/05/2007 11:58
Transaction No	: C070208532	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002281653A	Date/Time : 10/05/2007 11:55
Transaction No	: C070208513	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 140.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002281640A
Transaction No	: C070208495
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 10/05/2007 11:52

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002281630A

Date/Time : 10/05/2007 11:49

Transaction No : C070208479

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002281603A

Date/Time : 10/05/2007 11:45

Transaction No : C070208451

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002276539A
Transaction No	: C070202758
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 08/05/2007 09:23

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002276531A

Date/Time : 08/05/2007 09:21

Transaction No : C070202751

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002276508A	Date/Time : 08/05/2007 09:11
Transaction No	: C070202731	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002276502A	Date/Time : 08/05/2007 09:09
Transaction No	: C070202726	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002276491A

Date/Time : 08/05/2007 09:07

Transaction No : C070202718

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002275652A

Date/Time : 07/05/2007 15:21

Transaction No : C070201813

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002275643A

Date/Time : 07/05/2007 15:18

Transaction No : C070201802

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002275634A

Date/Time : 07/05/2007 15:15

Transaction No : C070201795

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002275628A	Date/Time : 07/05/2007 15:11
Transaction No	: C070201780	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002275617A	Date/Time : 07/05/2007 15:09
Transaction No	: C070201769	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002275606A	Date/Time : 07/05/2007 15:06
Transaction No	: C070201749	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002273012A

Date/Time : 04/05/2007 14:41

Transaction No : C070198777

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002272998A

Date/Time : 04/05/2007 14:38

Transaction No : C070198762

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002272992A	Date/Time : 04/05/2007 14:35
Transaction No	: C070198753	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002272980A
Transaction No	: C070198742
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 04/05/2007 14:33

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) *and capacity*(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written *resolution* :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002272965A

Date/Time : 04/05/2007 14:30

Transaction No : C070198725

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(*s*) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002272954A

Date/Time : 04/05/2007 14:27

Transaction No : C070198712

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002272942A

Date/Time : 04/05/2007 14:25

Transaction No : C070198700

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 350.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002272932A

Date/Time : 04/05/2007 14:23

Transaction No : C070198690

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 360.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002272921A

Date/Time : 04/05/2007 14:20

Transaction No : C070198677

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002272913A

Date/Time : 04/05/2007 14:18

Transaction No : C070198671

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002265015A	Date/Time : 30/04/2007 10:25
Transaction No	: C070188870	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002265006A

Date/Time : 30/04/2007 10:22

Transaction No : C070188858

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002264998A	Date/Time : 30/04/2007 10:20
Transaction No	: C070188845	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002264981A

Date/Time : 30/04/2007 10:17

Transaction No : C070188824

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002264973A

Date/Time : 30/04/2007 10:14

Transaction No : C070188813

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) *signing* the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002264949A	Date/Time : 30/04/2007 10:10
Transaction No	: C070188788	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002264936A

Date/Time : 30/04/2007 10:06

Transaction No : C070188772

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002264919A	Date/Time : 30/04/2007 10:01
Transaction No	: C070188755	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002264904A

Date/Time : 30/04/2007 09:59

Transaction No : C070188740

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002264879A

Date/Time : 30/04/2007 09:53

Transaction No : C070188709

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002264866A

Date/Time : 30/04/2007 09:50

Transaction No : C070188696

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002264854A

Date/Time : 30/04/2007 09:48

Transaction No : C070188685

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002262548A	Date/Time : 27/04/2007 12:31
Transaction No	: C070185647	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 30.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002262516A

Date/Time : 27/04/2007 12:21

Transaction No : C070185617

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 40.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002262490A

Date/Time : 27/04/2007 12:14

Transaction No : C070185592

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 50.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002262483A
Transaction No	: C070185586
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 27/04/2007 12:12

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 60.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002262461A	Date/Time : 27/04/2007 12:08
Transaction No	: C070185565	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 70.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002262453A

Date/Time : 27/04/2007 12:05

Transaction No : C070185556

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 80.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002262178A

Date/Time : 27/04/2007 11:18

Transaction No : C070185273

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 90.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002262159A

Date/Time : 27/04/2007 11:15

Transaction No : C070185249

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 100.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002262137A	Date/Time : 27/04/2007 11:12
Transaction No	: C070185223	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 110.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002262123A	Date/Time : 27/04/2007 11:09
Transaction No	: C070185208	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 120.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002262103A
Transaction No	: C070185184
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 27/04/2007 11:06

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002262088A	Date/Time : 27/04/2007 11:03
Transaction No	: C070185167	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 140.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002262071A	Date/Time : 27/04/2007 10:59
Transaction No	: C070185151	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002262058A

Date/Time : 27/04/2007 10:55

Transaction No : C070185135

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002262042A	Date/Time : 27/04/2007 10:52
Transaction No	: C070185119	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002262023A

Date/Time : 27/04/2007 10:50

Transaction No : C070185099

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002262003A

Date/Time : 27/04/2007 10:46

Transaction No : C070185080

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002255463A

Date/Time : 24/04/2007 11:29

Transaction No : C070177579

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002255455A	Date/Time : 24/04/2007 11:25
Transaction No	: C070177570	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002255447A

Date/Time : 24/04/2007 11:21

Transaction No : C070177561

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002255436A

Date/Time : 24/04/2007 11:17

Transaction No : C070177548

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002255420A	Date/Time : 24/04/2007 11:14
Transaction No	: C070177535	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	*(maximum 300 characters)*

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002255407A

Date/Time : 24/04/2007 11:11

Transaction No : C070177523

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002255079A

Date/Time : 24/04/2007 09:22

Transaction No : C070177164

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002255070A

Date/Time : 24/04/2007 09:20

Transaction No : C070177158

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : *Deposit* Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002255066A	Date/Time : 24/04/2007 09:18
Transaction No	: C070177155	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002251105A	Date/Time : 20/04/2007 12:13
Transaction No	: C070172688	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002251101A	Date/Time : 20/04/2007 12:10
Transaction No	: C070172682	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002251088A	Date/Time : 20/04/2007 12:06
Transaction No	: C070172670	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002251079A

Date/Time : 20/04/2007 12:03

Transaction No : C070172659

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002251070A

Date/Time : 20/04/2007 12:01

Print

Transaction No : C070172652

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002251057A	Date/Time : 20/04/2007 11:58
Transaction No	: C070172638	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000,characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002251047A

Date/Time : 20/04/2007 11:55

Transaction No : C070172628

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 350.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002251027A

Date/Time : 20/04/2007 11:50

Transaction No : C070172606

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 360.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002251016A

Date/Time : 20/04/2007 11:46

Transaction No : C070172589

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED			

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002251011A
Transaction No	: C070172583
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 20/04/2007 11:44

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002250999A	Date/Time : 20/04/2007 11:41
Transaction No	: C070172577	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002250608A	Date/Time : 20/04/2007 09:52
Transaction No	: C070172200	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : *030066*
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002250588A

Date/Time : 20/04/2007 09:44

Transaction No : C070172180

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002250582A	Date/Time : 20/04/2007 09:42
Transaction No	: C070172175	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002250565A	Date/Time : 20/04/2007 09:38
Transaction No	: C070172159	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002250557A

Date/Time : 20/04/2007 09:36

Transaction No : C070172149

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002250549A
Transaction No	: C070172138
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 20/04/2007 09:33

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002248390A	Date/Time : 19/04/2007 09:07
Transaction No	: C070169617	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002248387A

Date/Time : 19/04/2007 09:05

Transaction No : C070169614

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002248383A

Date/Time : 19/04/2007 09:02

Transaction No : C070169610

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002248379A

Date/Time : 19/04/2007 09:00

Transaction No : C070169606

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002248373A

Date/Time : 19/04/2007 08:58

Transaction No : C070169603

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002248368A

Date/Time : 19/04/2007 08:56

Transaction No : C070169600

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002248362A

Date/Time : 19/04/2007 08:54

Transaction No : C070169595

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002248357A

Date/Time : 19/04/2007 08:51

Transaction No : C070169588

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066 **Deposit Service Account No. : 030066**
Balance Amount in Deposit Account : $ 530.00 **Balance Amount in Deposit Account : $ 530.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002247330A

Date/Time : 18/04/2007 14:51

Transaction No : C070168377

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 540.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002247298A

Date/Time : 18/04/2007 14:43

Transaction No : C070168348

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 550.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002247286A	Date/Time : 18/04/2007 14:40
Transaction No	: C070168333	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 560.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002247270A

Date/Time : 18/04/2007 14:36

Transaction No : C070168314

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 570.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002247260A

Date/Time : 18/04/2007 14:34

Transaction No : C070168302

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 580.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002247254A	Date/Time : 18/04/2007 14:32
Transaction No	: C070168294	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 590.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002246716A
Transaction No	: C070167643
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 18/04/2007 11:28

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 100.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002246708A

Date/Time : 18/04/2007 11:26

Transaction No : C070167634

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 110.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002246702A

Date/Time : 18/04/2007 11:23

Transaction No : C070167625

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 120.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002246684A

Date/Time : 18/04/2007 11:19

Transaction No : C070167603

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002246671A	Date/Time : 18/04/2007 11:16
Transaction No	: C070167591	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 140.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002246647A

Date/Time : 18/04/2007 11:11

Transaction No : C070167561

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the *resolution* or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002246264A	Date/Time : 18/04/2007 09:39
Transaction No	: C070167148	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002246257A
Transaction No	: C070167141
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 18/04/2007 09:36

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002246250A

Date/Time : 18/04/2007 09:33

Transaction No : C070167133

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002246224A

Date/Time : 18/04/2007 09:22

Transaction No : C070167104

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : *Deposit* Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002246216A	Date/Time : 18/04/2007 09:20
Transaction No	: C070167096	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002246210A	Date/Time : 18/04/2007 09:18
Transaction No	: C070167091	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002246202A	Date/Time : 18/04/2007 09:15
Transaction No	: C070167084	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002246197A	Date/Time : 18/04/2007 09:13
Transaction No	: C070167077	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002244382A	Date/Time : 17/04/2007 10:29
Transaction No	: C070164917	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (●) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002244372A	Date/Time : 17/04/2007 10:27
Transaction No	: C070164909	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002244363A	Date/Time : 17/04/2007 10:25
Transaction No	: C070164904	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002244348A

Date/Time : 17/04/2007 10:22

Transaction No : C070164887

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002244335A	Date/Time : 17/04/2007 10:19	
Transaction No	: C070164874		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002244328A	Date/Time : 17/04/2007 10:17
Transaction No	: C070164865	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002244315A	Date/Time : 17/04/2007 10:14
Transaction No	: C070164851	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002244301A

Date/Time : 17/04/2007 10:11

Transaction No : C070164838

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002242415A	Date/Time : 16/04/2007 09:50
Transaction No	: C070162722	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002242407A	Date/Time : 16/04/2007 09:48
Transaction No	: C070162714	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002242393A

Date/Time : 16/04/2007 09:45

Transaction No : C070162702

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002242358A

Date/Time : 16/04/2007 09:39

Transaction No : C070162665

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 350.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002242347A	Date/Time : 16/04/2007 09:36
Transaction No	: C070162656	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 360.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002242339A	Date/Time : 16/04/2007 09:33
Transaction No	: C070162647	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002242332A	Date/Time : 16/04/2007 09:30
Transaction No	: C070162641	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002242321A	Date/Time : 16/04/2007 09:27
Transaction No	: C070162632	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002242315A

Date/Time : 16/04/2007 09:23

Transaction No : C070162623

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066 **Deposit Service Account No. : 030066**
Balance Amount in Deposit Account : $ 400.00 **Balance Amount in Deposit Account : $ 400.00**

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002242302A
Transaction No	: C070162612
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 16/04/2007 09:21

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002242295A	Date/Time : 16/04/2007 09:18
Transaction No	: C070162605	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002242289A

Date/Time : 16/04/2007 09:16

Transaction No : C070162601

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS | HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002242284A
Transaction No	: C070162595
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 16/04/2007 09:13

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002242278A

Date/Time : 16/04/2007 09:10

Transaction No : C070162589

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :			
	197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED			

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002242275A	Date/Time : 16/04/2007 09:08
Transaction No	: C070162587	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002236509A	Date/Time : 11/04/2007 10:35
Transaction No	: C070155778	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002236499A	Date/Time : 11/04/2007 10:33
Transaction No	: C070155769	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002236489A	Date/Time : 11/04/2007 10:30
Transaction No	: C070155760	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002236479A

Date/Time : 11/04/2007 10:27

Transaction No : C070155750

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

biz FILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002236465A

Date/Time : 11/04/2007 10:23

Transaction No : C070155731

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002236455A

Date/Time : 11/04/2007 10:20

Print

Transaction No : C070155718

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME	LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002236443A

Date/Time : 11/04/2007 10:17

Transaction No : C070155706

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 530.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002236431A

Date/Time : 11/04/2007 10:14

Transaction No : C070155690

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 540.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002236420A	Date/Time : 11/04/2007 10:11
Transaction No	: C070155680	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 550.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002236406A

Date/Time : 11/04/2007 10:08

Transaction No : C070155670

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 560.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002236393A

Date/Time : 11/04/2007 10:04

Transaction No : C070155655

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 570.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002236379A	Date/Time : 11/04/2007 10:01	
Transaction No	: C070155642		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 580.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. ◉ Yes ○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002236373A	Date/Time : 11/04/2007 09:58
Transaction No	: C070155631	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 590.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002236368A
Transaction No	: C070155624
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 11/04/2007 09:56

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 600.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002236360A	Date/Time : 11/04/2007 09:53
Transaction No	: C070155618	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 610.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

biz FILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002236350A	Date/Time : 11/04/2007 09:51
Transaction No	: C070155607	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 620.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002230778A	Date/Time : 05/04/2007 14:20
Transaction No	: C070149159	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002230765A	Date/Time : 05/04/2007 14:16
Transaction No	: C070149143	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 140.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002230756A	Date/Time : 05/04/2007 14:11
Transaction No	: C070149127	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002230746A	Date/Time : 05/04/2007 14:08
Transaction No	: C070149113	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002228372A

Date/Time : 04/04/2007 11:21

Transaction No : C070146415

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002228354A

Date/Time : 04/04/2007 11:16

Transaction No : C070146398

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002228345A

Date/Time : 04/04/2007 11:14

Transaction No : C070146390

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002228328A

Date/Time : 04/04/2007 11:11

Transaction No : C070146376

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002228310A

Date/Time : 04/04/2007 11:06

Transaction No : C070146356

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002228298A
Transaction No	: C070146346
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 04/04/2007 11:04

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002228277A
Transaction No	: C070146325
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 04/04/2007 10:59

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002228259A

Date/Time : 04/04/2007 10:55

Transaction No : C070146311

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002228246A

Date/Time : 04/04/2007 10:52

Transaction No : C070146300

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002228238A
Transaction No	: C070146292
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 04/04/2007 10:49

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002226957A
Transaction No	: C070144939
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 03/04/2007 15:42

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002226935A	Date/Time : 03/04/2007 15:39
Transaction No	: C070144913	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002226914A

Date/Time : 03/04/2007 15:35

Transaction No : C070144893

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002226898A
Transaction No	: C070144874
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 03/04/2007 15:33

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002226883A

Date/Time : 03/04/2007 15:30

Transaction No : C070144861

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002226861A

Date/Time : 03/04/2007 15:25

Transaction No : C070144830

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002226854A	Date/Time : 03/04/2007 15:22
Transaction No	: C070144821	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002226844A

Date/Time : 03/04/2007 15:20

Transaction No : C070144811

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	*Shareholders list after the allotment*	Summary of *Capital*

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) *signing* the resolution or the minutes incorporating the resolution or the written resolution (section 184A *or* 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002226063A	Date/Time : 03/04/2007 11:03
Transaction No	: C070143887	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 360.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002226047A	Date/Time : 03/04/2007 11:00
Transaction No	: C070143874	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002226041A

Date/Time : 03/04/2007 10:57

Print

Transaction No : C070143869

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002226031A	Date/Time : 03/04/2007 10:54
Transaction No	: C070143863	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002226022A	Date/Time : 03/04/2007 10:50
Transaction No	: C070143851	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002226003A	Date/Time : 03/04/2007 10:47
Transaction No	: C070143834	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002225993A

Date/Time : 03/04/2007 10:44

Transaction No : C070143823

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002225979A	Date/Time : 03/04/2007 10:40	
Transaction No	: C070143809	Print	
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :

- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002225969A

Date/Time : 03/04/2007 10:38

Transaction No : C070143798

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

[ ] S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002225953A	Date/Time : 03/04/2007 10:35
Transaction No	: C070143781	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

☐ S0036442H / OW CHIN HOCK

If a director/ secretary signed the above, please select accordingly :	☐ S0070715E / NG KEE CHOE ☐ S0234645A / CHEW CHOON SENG ☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity(ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1061220720**	**0**	**0**
Amount of Issued Share Capital :	**206595369.15**	**0**	**0**
Amount of Paid-up Share Capital :	**206595369.15**	**0**	**0**

END